UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Embraer delivers first Legacy 500 Executive Jet

São José dos Campos, Brazil, October 10, 2014 – Embraer delivered today the first Legacy 500, its new midsize executive jet. The launch customer, a Brazilian company, received the aircraft during a ceremony at Embraer headquarters, in São José dos Campos, Brazil.

“The entry into service of the Legacy 500 is yet another important achievement by our Company,” said Marco Túlio Pellegrini, President and CEO, Embraer Executive Jets. “Our teams developed a revolutionary product, which symbolizes our commitment to offer our customers the most innovative solutions in the industry.”

The Legacy 500 is the first of a new generation of business jets, and redefines the midsize category. With sophisticated technologies never before seen in their respective classes, this aircraft also brings innovation to the manufacturing system, with extensive use of automation, robotics and paperless assembly processes.

The fleet of Legacy 500, which now begins operation, will be sustained by a broad support network, already established by Embraer Executive Jets. In addition to the owned and authorized service centers, a Contact Center, which operates 24 hours a day, 365 days per year, is available to customers with experienced professionals, ready to respond to a variety of needs.

About the Legacy 500

The Legacy 500 has the best-in-class six-foot flat-floor cabin, which is comparable to those of some aircraft in the super midsize category. Eight club seats may be berthed into four beds for complete rest in a cabin altitude of 6,000 feet. The in-flight entertainment system consists of a high definition video system, surround sound, multiple audio and video input options, a cabin management system, and three options for voice communications and connectivity.

The Legacy 500 is the first midsize business jet with digital flight controls, based on Fly-By-Wire technology, featuring side sticks. The state-of-the-art Rockwell Collins Pro Line Fusion avionics suite on four 15-inch high resolution LCD displays allows graphical flight planning, and has options like paperless operations capability, auto brakes, and the E2VS (Embraer Enhanced Vision System), which includes a Head Up Display (HUD) with the Enhanced Vision System (EVS).

The Legacy 500 is capable of flying at 45,000 feet and is powered by two Honeywell HTF7500E engines, the greenest in their class. Taking off from airfields as short as 4,084 ft, the Legacy 500 has a range of 3,125 nautical miles (5,788 kilometers) with four passengers,

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

including NBAA IFR fuel reserves, which enables it to fly nonstop from São Paulo to Caracas, Los Angeles to Honolulu, Teterboro to London, Moscow to New Delhi, Jakarta to Sydney, Dubai to Zurich, and Beijing to New Delhi.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer